================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 11-K



                 [X] Annual Report Pursuant To Section 15(d) Of
                       The Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2003

                                       OR

               [ ] Transition Report Pursuant To Section 15(d) Of
                       The Securities Exchange Act of 1934
              For the transition period from ________ to _________


                         Commission File Number 0-16093


                   (A) Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:


                               CONMED CORPORATION
                             Retirement Savings Plan


                    (B) Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:


                               CONMED CORPORATION
                                 525 French Road
                              Utica, New York 13502

                               CONMED Corporation
                             Retirement Savings Plan
                          Index to Financial Statements
                           December 31, 2003 and 2002





                                                                            Page

Reports of Independent Registered Public Accounting Firms .................  1-2

Financial Statements:

   Statements of Net Assets Available for
     Benefits at December 31, 2003 and 2002 ...............................    3

   Statement of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 2003 and 2002 ..............    4

   Notes to Financial Statements ..........................................  5-8

Supplemental Schedule: *

   Schedule of Assets (Held at End of Year) at December 31, 2003 .......... 9-20

Signatures.................................................................   21

Exhibit Index..............................................................   22









* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Participants and Administrator of CONMED Corporation Retirement Savings Plan

We have audited the Statement of Net Assets Available for Benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,


/s/  Insero, Kasperski, Ciaccia & Co., P.C.
     Certified Public Accountants

     Rochester, New York
     May 6, 2004

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------


To the Participants and Administrator of CONMED Corporation Retirement Savings Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of CONMED Corporation Retirement Savings Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/  PricewaterhouseCoopers LLP

     Syracuse, New York
     June 25, 2003

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------



Assets                                                2003             2002
Investments, at fair value
   Non-interest bearing cash                    $      1,138      $      5,491
   Mutual Funds                                   41,229,980        30,531,232
   Common Collective Trust                        11,330,119        11,074,553
   Common Stock                                    5,829,954         4,439,497
   Corporate Bonds                                    91,655            86,716
   Money Market Funds                              6,192,658         6,995,982
   Participant Loans                               1,787,040         1,693,992
                                                ------------      ------------

     Total assets                                 66,462,544        54,827,463
                                                ------------      ------------
Liabilities
   Due to broker for securities purchased              1,290            17,406
                                                ------------      ------------
     Total liabilities                                 1,290            17,406
                                                ------------      ------------
     Net Assets Available for Benefits          $ 66,461,254      $ 54,810,057
                                                ============      ============



The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------


                                                        2003            2002
Additions to net assets attributed to:
   Investment income:
     Interest and dividends                        $  1,584,269    $  1,362,169
     Net appreciation (depreciation) in fair
     value of investments                             8,920,274      (8,336,581)
   Contributions:
     Participants                                     5,650,937       6,290,801
     Employer                                         1,772,240       1,892,836
                                                   ------------    ------------

     Total additions                                 17,927,720       1,209,225
                                                   ------------    ------------

Deductions from net assets attributed to:
   Administrative expenses                               39,497          30,977
   Distributions to participants                      6,237,026       5,535,777
                                                   -------------   ------------

     Total deductions                                 6,276,523       5,566,754
                                                   ------------    ------------

     Net increase (decrease)                         11,651,197      (4,357,529)

Net assets at beginning of year                      54,810,057      59,167,586
                                                   ------------    ------------
     Net Assets at End of Year                     $ 66,461,254    $ 54,810,057
                                                   ============    ============



The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1.   Establishment and Description of Plan

     Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all full-time employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     Administration of the Plan

     The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

     Contributions

     A participant could contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code. The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants' non-vested accounts reduce employer contributions. Forfeitures reduced employer contributions by approximately $120,000 and $79,000 in 2003 and 2002, respectively.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

     Investment Options

     Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

     Loans

     A participant may obtain a loan between $500 and $50,000, limited to fifty percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by a lien on the borrowing participant's plan account. Repayment is required over a period not to exceed five years or up to 15 years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1.   Establishment and Description of Plan (Continued)

     Payment of Benefits

     Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned. Benefits are payable in accordance with the Plan agreement.

     Plan Termination

     While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Reclassification

     To conform with financial statement groupings in 2003, certain items reported in 2002 have been reclassified for comparative purposes. This reclassification has no effect on net assets or changes in net assets for 2002.

2.   Significant Accounting Policies

     Basis of Accounting

     The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition

     Investments in common stock, debt securities and mutual funds are valued based upon quoted market prices in active markets. Investments in common collective trust funds are valued at the net asset value of securities held by the trust as determined by the investment manager. Cash, money market funds and participant loans are carried at cost which approximates market value.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

     Contributions

     Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

     Administrative Expenses

     The Plan's administrative expenses are paid by either the Plan or the Plan's Sponsor as defined in the Plan document.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (Continued)

     Payment of Benefits

     Benefit payments to participants are recorded upon distribution.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Income Tax Status

     The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code ("IRC"), and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.


4.   Investments

     Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

     Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2003 and 2002 consist of the following:

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


4.   Investments (Continued)


                                            2003                      2002
                                            ----                      ----
                                                 Current                   Current
                                      Units       Value        Units        Value

CONMED Corp. Common Stock            150,913   $3,591,729      145,702   $2,854,302
Fidelity Equity Income Fund          131,846    6,559,316      122,777    4,870,549
Fidelity Aggressive Growth Fund      482,021    7,196,574      476,360    5,330,468
Fidelity Retirement Money
  Market Fund                      4,311,247    4,311,247    4,656,346    4,656,346
Fidelity Managed Income
  Portfolio Fund                  11,330,119   11,330,119   11,074,553   11,074,553
Spartan U.S. Equity Index Fund       170,803    6,731,350      176,135    5,486,628
Fidelity Investment Grade
  Bond Fund                          572,230    4,320,340      596,928    4,518,747
Fidelity Puritan Fund                243,712    4,501,365      196,599    3,104,297
Fidelity Low Priced Stock Fund       140,868    4,927,564      132,324    3,330,595


     Net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2003 and 2002 was as follows:

                                          2003                    2002

     Mutual funds                       $ 7,594,350            $ (8,312,146)
     Common stocks                        1,325,924                 (24,435)
                                        -----------            -------------
                                        $ 8,920,274            $ (8,336,581)
                                        ===========            =============


5.   Transactions with Parties-in-Interest

     As of December 31, 2003 and 2002, the Plan held certain securities issued by the Company as follows:

                         December 31, 2003            December 31, 2002
                         -----------------            -----------------
                        Number        Fair          Number         Fair
                       of Shares      Value        of Shares       Value

     CONMED Corp.
      Common Stock     150,913    $ 3,591,729      145,702     $ 2,854,302


     In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

CONMED Corporation
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------



                                                                             Fair
Identity of Issue/Description of Investment                   Units          Value

   FAM Value Fund**                                           42,096     $ 1,732,269
   Fidelity Puritan Fund**                                   243,712       4,501,365
   Fidelity Equity Income Fund**                             131,846       6,559,316
   Fidelity Investment Grade Bond Fund**                     572,230       4,320,340
   Fidelity Low-Priced Stock Fund**                          140,868       4,927,564
   Fidelity Aggressive Growth Fund**                         482,021       7,196,574
   Fidelity Capital Appreciation Fund**                        3,853          94,446
   Fidelity Diversified International Fund**                  80,344       1,937,891
   Legg Mason Value Trust Fund                                 1,012          63,068
   Spartan U.S. Equity Index Fund**                          170,803       6,731,350
   Fidelity Managed Income Portfolio Fund**               11,330,119      11,330,119
   CONMED Corporation Common Stock **                        150,913       3,591,729
   Held in Brokerage Link Account *                                *       5,702,131
   Fidelity Retirement Money Market Fund**                 4,311,247       4,311,247
   Fidelity Freedom Funds**                                   53,535         641,644
   Needham Growth                                             25,987         762,719
   Interest Bearing Cash Accounts                            270,594         270,594
   Participant loans, interest rates from 5.25% to
     10.50% and maturities from 2004 to 2012                               1,787,040
                                                                         -----------
                                                                         $66,461,406
                                                                         ===========


*     See pages 10-20 for detail of assets held in the brokerage link account.
**    Denotes party-in-interest

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                            Shares       Fair Value
--------------------                            ------       ----------


ADC TELECOMMUNICATIONS INC                       250         $   743

ADE CORP                                         605          11,205

AT&T CORP NEW                                     10             203

AT&T WIRELESS SVCS INC                            17             136

ACCLAIM ENTMT INC COM                            201             131

ADOLOR CORP                                      750          14,993

AGERE SYS INC CL A                                 6              18

AGERE SYS INC CL B                               104             302

AGILENT TECH INC                                 276           8,070

ALCON INC COM SHS                                100           6,054

ALIGN TECHNOLOGY INC                             794          13,109

ALPINE REALTY INCOME & GROWTH Y                2,674          46,781

ALTRIA GROUP INC NFS LLC                          40           2,177

AMERICAN BONANZA GOLD MING CORP CL A          21,000           5,670

AMER INTL GROUP INC                              250          16,570

AMGEN INC                                        100           6,179

AMYLIN PHARM INC                                 100           2,222

ANADARKO PETE CORP                               200          10,202

APEX SILVER MINES LIMITED                        200           4,180

APPLIED DIGITAL SOLUTIONS INC                    699             329

APPLIED MATERIALS INC                             20             449

ARBITRAGE FUND                                 2,864          36,375

ARTISAN INTERNAT'L                             1,136          21,485

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                       Shares       Fair Value
--------------------                       ------       ----------


ASK JEEVES INC                               50             906

ASM INTL N V                                770          15,585

AT HOME CORP SER A                           41               0

ATMEL CORP NFS LLC                        1,000           6,010

AUTOMATIC DATA PROCESSING INC               200           7,922

AVAYA INC NFS LLC                            32             414

BANK ONE CORP                                 5             228

BARON SMALL CAP FD                        2,784          51,666

BAXTER INTL INC                              50           1,526

BERKSHIRE HATHAWAY INC DEL CL B               2           5,630

BEVERLY HILLS FILM STUDIOS NEW            1,000             450

BEYOND CORP COM NEW                          86               0

BIOMIRA INC                                 100             148

BOSTON SCIENTIFIC                           150           5,514

BRISTOL MYERS SQUIBB NFS LLC             15,023         429,658

BROADVISION INC COM NEW NFS LLC             341           1,453

CMGI INC FRMLY CMG                        9,040          16,091

CALAMOS MARKET NEUTRAL CLASS A           16,497         234,251

CALEDONIA MINING CORP                     4,000           1,240

CALPINE CORP NFS LLC                     10,000          48,100

CAMBRIDGE HEART INC                       9,500           7,790

CAPITAL ONE BK MTN BE                    50,000          51,374

CARDINAL HEALTH INC                         335          20,489

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                      Shares        Fair Value
--------------------                      ------        ----------


CATALINA MKTG CORP                          150           3,024

CENTERPULSE LTD SPON ADR                     30           1,065

CHARIOT RES LTD                           3,000             831

CHECK POINT SOFTWARE TECH LTD               100           1,686

CHEVRONTEXACO CORP                           77           6,652

CHILMARK ENTMT GROUP INC                  2,000             720

CISCO SYS INC NFS LLC                     3,418          82,818

CITIGROUP INC                               266          12,912

CLIPPER                                     303          26,642

COMCAST CORP NEW CL A                        17             557

COMMERCE ONE INC DEL COM NEW                218             277

CORNING INC                                 300           3,129

COSTCO WHOLESALE CORP                        50           1,859

CRYO-CELL INTL INC                          725             537

CUSAC GOLD LTD FRMLY CUSAC GOLD          20,800           6,240

DELL INC                                    560          19,029

DIAMOND OFFSHORE DRILLING INC               300           6,153

DIAMONDCLUSTER INTL INC CL A              1,542          15,728

DIGITAL LIGHTWAVE IN C                    2,225           1,802

DODGE & COX STOCK                         1,116         126,993

DOUBLECLICK INC NFS LLC                     158           1,627

DOVER DOWNS GAMING & ENTMT INC               70             662

DOVER MOTORSPORTS INC                       100             350

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                         Shares       Fair Value
--------------------                         ------       ----------


DREYFUS EMERGING LEADERS FUND                 1,368         52,963

DREYFUS EMERGING MARKETS                        643         10,803

EAGLE BROADBAND INC                             400            520

EDULINK INC                                  30,000            240

ELAN CORP PLC ADR                               400          2,753

ENRON CORP                                    2,300             60

ESPERION THERAPEUTICS INC                       150          5,190

ETOYS INC                                       200              0

EXODUS COMMUNICATIONS INC                       400              0

FIDELITY INTERNTL SMALL CAP                   2,962         55,293

FIDELITY CONVERTIBLE SECURITIES               2,666         53,776

FIDELITY FREEDOM 2010                         1,041         13,551

FIDELITY FREEDOM 2020                           496          6,455

FIDELITY GROWTH COMPANY                          99          4,945

FIDELITY AGGRESSIVE GROWTH                      350          5,217

FIDELITY BLUE CHIP GROWTH                        81          3,212

FIDELITY DIVIDEND GROWTH                      2,120         57,863

FIDELITY SELECT ENERGY                           66          1,647

FIDELITY SELECT TECHNOLOGY                      458         27,535

FIDELITY SELECT ENERGY SERVICE                   33          1,056

FIDELITY SELECT BIOTECHNOLOGY                   305         15,721

FIDELITY SELECT GOLD                             48          1,420

FIDELITY SELECT BROKERAGE & INVS MGT            482         23,920

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                        Shares           Fair Value
--------------------                        ------           ----------


FIDELITY CASH RESERVES                     1,610,817         1,610,817

FLEXTRONICS INTL INC ISIN                        200             2,960

FORLINK SOFTWARE CRP INC                       2,000               560

GABELLI GOLD                                   1,504            27,337

GEMSTAR TV GUIDE INTL INC                        300             1,522

GENETECH INC                                     400            37,428

GENERAL ELECTRIC CO                            1,280            39,654

GENUITY INC CL A NEW                               5                 0

GLOBAL IMAGING SYSTEMS INC                       504            16,002

GOLDCORP INC NEW                                 200             3,190

HARBOR CAPITAL APPRECIATION                    2,908            76,533

HARMAN INTL INDS INC NEW                         300            22,194

HARVARD SCIENTIFIC CO                            100                 0

HEWLETT-PACKARD CO DE                            800            18,376

HOME DEPOT INC                                   290            10,292

HONEYWELL INTL INC                               500            16,715

IBIS TECHNOLOGY CORP                             866             9,743

IBISES INTL INC NEW                            1,000               620

ICICI BK LTD ADR                                 200             3,436

INFOSPACE INC COM NEW                             10               231

INTEGRA LIFESCIENCES HOLDINGS CORP                81             2,321

INTEL CORP                                     2,001            64,132

INTERIORS INC CL A                             5,000                 0

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                    Shares      Fair Value
--------------------                    ------      ----------


INTL BUSINESS MACH                      1,055         97,777

INTL SPEEDWAY CL A                        100          4,444

INTERNET CAP GROUP INC                    330            114

INTERNET PICTURES CORP COM NEW            300            528

INVESCO TECHNOLOGY CLASS II               156          3,845

IPVOICE COM INC NEW                     2,000            780

JDS UNIPHASE CORP NFS LLC                 520          1,893

JABIL CIRCUIT INC                       1,452         41,092

JANUS OLYMPUS                              93          2,450

JOHNSON & JOHNSON                       1,300         67,158

JUNIPER NETWORKS INC                      175          3,269

KEITHLEY INSTRUMENTS INC                  100          1,830

LAMSON & SESSIONS CO                      300          1,731

LARGE SCALE BIOLOGY CORP                2,500          4,605

LAWSON SOFTWARE INC                     1,729         14,351

LEAR CORP                                 100          6,133

LEVEL 3 COMMUNICATIONS INC                100            570

LILLY ELI & CO                             40          2,813

LOCKHEED MARTIN CORP                       11            565

LOOMIS SAYLES BOND INSTL                3,510         46,757

LUCENT TECH INC                        19,550         55,522

MBNA CORP                                 300          7,455

MARIMBA INC                               100            550

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                           Shares       Fair Value
--------------------                           ------       ----------


MATTHEWS ASIAN GROWTH & INCOME FUND             2,186          30,209

MEDCO HEALTH SOLUTIONS INC                         24             816

MEDTRONIC INC                                     350          17,014

MERCK & CO INC                                    300          13,860

MERIDIAN BIOSCIENCE INC                           150           1,566

MERIDIAN FUND                                   1,716          56,665

MERRILL LYNCH NTS                              25,000          28,788

METROLOGIC INSTRUMENTS INC                        530          14,310

MICROSOFT CORP                                    874          23,921

MIRACLE ENTERTAINMENT INC                      16,625              17

MIRAVANT MEDICAL TECHNOLOGY                       536             643

MOTOROLA INC                                      618           8,652

MOTOROLA INC NOTES                             10,000          11,493

NQL INC                                         1,000               0

NABORS INDUSTRIES LTD (BERMUDA)                   400          16,600

NANOPHASE TECH CORP                                10              81

NASDAQ 100 TR UNIT SER 1                          550          20,053

NEW PLAN EXCEL REALTY TR INC                      300           7,401

NOKIA CORP ADR                                    877          14,909

NORTEL NETWORKS CORP NEW (HOLDING CO)             362           1,531

NORTHEAST INVESTORS TRUST                      19,741         146,284

OAKMARK SELECT                                  5,867         179,646

OMNIVISION TECHNOLOGIES INC                       300          16,575

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                            Shares      Fair Value
--------------------                            ------      ----------


ONEIDA LTD                                        200          1,178

OPENWAVE SYS INC COM NEW                          200          2,200

ORACLE CORPORATION NFS LLC                      1,510         19,977

OUTBACK STEAKHOUSE INC                             40          1,768

PLX TECHNOLOGY INC                                100            885

PMC-SIERRA INC NFS LLC                            300          6,030

PACKETEER INC                                     719         12,209

PAINCARE HLDGS INC                              6,350         20,320

PALMONE INC                                        19            223

PALMSOURCE INC                                      3             65

PARADYNE NETWORKS INC                           2,300          7,912

PARNASSUS EQUITY INCOME PORTFOLIO               1,776         42,621

PATINA OIL & GAS CRP                              300         14,697

PCCW LTD NEW ISIN                                 100             55

PETROLEUM GEO SVCS ASA NEW SPON ADR                 3            117

PFIZER INC                                      1,400         49,462

PFSWEB INC                                      1,000          1,600

PIMCO COMMODITY REAL RETURN INST                2,030         27,750

PIMCO REAL RETURN ADMINISTRATIVE CLASS          3,880         43,651

PIMCO REAL RETURN CLASS A                          11            118

PLANTRONICS INC NEW                               175          5,714

PRIMUS TELECOMMS GP                                 5             51

PUMATECH INC FORMERLY PUMA                      1,000          3,980

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                                Shares     Fair Value
--------------------                                ------     ----------


PUTNAM GLOBAL NATURAL RESOURCES A                     51          1,050

QLOGIC CORP NFS LLC                                  790         40,740

QUALCOMM INC NFS LLC                                 722         38,937

R H DONNELLEY CORP NEW                               200          7,968

RAINDANCE COMMUNICATIONS INC                         500          1,375

RAMBUS INC NFS LLC                                   240          7,368

RAYTHEON CO COM NEW                                  100          3,004

REALNETWORKS INC NFS LLC                             600          3,426

RYDEX VENTURE 100                                    851         22,626

SPSS INC                                              33            590

SAP AG SPON ADR                                      100          4,156

SATYAM COMPUTER SVCS LTD AMERN DEPOSITORY            130          3,813

SCHLUMBERGER LIMITED                                 100          5,472

SCHNITZER STL INDS                                   300         18,150

SCHWAB CHARLES CORP NEW                              750          8,880

SELECTED AMERICAN SHARES                           1,298         43,056

SELECTED SPECIAL SHARES                            2,418         28,287

SHAMAN PHARMACEUTICALS INC                        44,070             88

SHES GOT NETWORK INC                                 700              0

SIGMATRON INTL INC                                   100          2,613

SILICON VALLEY RESEARCH INC                        2,000              6

SIRIUS SATELLITE RADIO INC                         1,000          3,160

SOMERA COMM INC                                    1,000          1,600

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                      Shares       Fair Value
--------------------                      ------       ----------


SPRINT CORP (FON GROUP)                      25            411

SPRINT CORP (PCS GROUP)                     300          1,686

SUN MICROSYSTEMS INC NFS LLC              1,646          7,358

SUPERCONDUCTOR TECHNOLOGIES INC              90            500

SYCAMORE NETWORKS INC                       100            522

TVI CORP NEW                                500          1,405

TEXAS INSTRUMENTS INC                       800         23,504

3DFX INTERACTIVE INC                        200              2

3COM CORP NFS LLC                         2,997         24,485

3M COMPANY                                    6            510

TIME WARNER INC                             646         11,622

TRANSOCEAN SEDCO FOREX INC                   19            456

TRAVELERS PPTY CAS CORP NEW CL A              5             84

TRAVELERS PPTY CAS CORP NEW CL B             22            373

TWEEDY BROWN GLOBAL VALUE FUND            2,647         51,750

TYCO INTL LTD NEW                         1,440         38,160

UNITED PARCEL SVC INC                       145         10,810

UNIVISION COMM INC CL A                     300         11,907

VA LINUX SYS INC                            150            587

VERIZON COMMUNICATIONS                      200          7,016

VERTICAL COMPUTER SYSTEM INC              1,000              3

VIRAGEN INC                               3,000            720

VIROLOGIC INC OC COM                        200            752

                               CONMED Corporation
                             Retirement Savings Plan
                    Schedule of Assets (Held at End of Year)
                             Brokerage Link Account
                                December 31, 2003



Security Description                                 Shares          Fair Value
--------------------                                 ------          ----------


WAL-MART STORES INC                                    90              4,775

WANNIGAN CAP CORP                                      14                  2

WASHINGTON MUTUAL INC                                 300             12,036

WAVE SYSTEMS CORP CL A                                139                228

WEITZ VALUE                                         1,432             51,229

WELLS FARGO & CO NEW                                  200             11,778

WHEATON RIVER MINERALS LTD                         11,250             33,638

WIND RIV SYS INC NFS LLC                              100                876

WORLDCOM INC GA NEW WORLDCOM GROUP COM             20,690                207

WORLDCOM INC GA (MCI GROUP)                            84                  3

WRIGHT MED GROUP INC                                2,000             60,800

XO COMMUNICATIONS IN C CL-A                         5,000                  0

XCEL ENERGY INC COM                                   150              2,547

XCELERA.COM INC ISIN                                  100                208

XYDERNAUT CORP                                        200                316

YDI WIRELESS INC                                       37                191

YAHOO INC NFS LLC                                      48              2,161

YUMI BRANDS INC                                       300             10,320

Z TEL TECHNOLOGIES INC                                500              1,010

ZIMMER HLDGS INC                                    1,189             83,706

ZORAN CORP                                            100              1,739
                                                                   ----------


TOTAL ACCOUNT MARKET VALUE                                        $5,702,131
                                                                   =========

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                                  CONMED CORPORATION
                                                  Retirement Savings Plan





                                                  By: Robert D. Shallish, Jr.
                                                      --------------------------
                                                      Robert D. Shallish, Jr.
                                                      Vice President Finance and
                                                      Chief Financial Officer
                                                      CONMED Corporation



Date:  June 25, 2004

                                  Exhibit Index


Exhibit
-------

23.1              Consent of Independent Registered Public Accounting Firm

23.2              Consent of Independent Registered Public Accounting Firm